There are a total of 56 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

6-K Items

1. Magal Security Systems Ltd. Annual Report for the year ended December 31, 2002.









DIRECTORS

Jacob Even-Ezra
Chairman of the Board
& CEO

Izhar Dekel
President & Director

Nathan Kirsh
Director

Jacob Nuss
Director

Jacob Perry
Director

Shlomo Yanai
Director

Raya Asher
Director
Vice President - Finance
& Chief Financial Officer

Menachem Meron
External Director

Itzhak Hoffi
External Director

OFFICERS

Zvi Dank
Vice President -
Research & Development

Brig. General (Ret.)
Emanuel Shaked
Vice President-
Africa & Latin America Marketing

Chaim Porat
Vice President -
Far East & Australia Marketing

Asaf Even-Ezra
Vice President -
Israel & West Europe Marketing

Dany Pizen
Vice President -
East Europe and CIS Marketing

Yehezkel Farber
Vice President -
Operations

Ofer Katz
Vice President -
Aviation Security

STABILITY WITH INNOVATION

Magal Security Systems, Ltd. has been leading the security industry for over 30 years in the development, manufacture and marketing of effective advanced Perimeter Intrusion Detection Systems.

Our systems are installed in more than 75 countries worldwide, protecting airports, borders, nuclear facilities, military bases, communications centers, maximum security prisons, governmental facilities and other sensitive installations.

Magal, headquartered in Israel, has subsidiaries in the USA, Canada, Mexico, England, Germany, and an office in China.

Magal excels in developing security systems that are able to withstand extreme weather conditions and provide the lowest possible number of false and nuisance alarms. Maintaining a very high probability of detection and protection, it is very difficult if not impossible, to defeat them.

Stability - Magal is a financially stable company showing favorable balance sheets for the year 2002 as it has done for the past decade.

Innovation - Magal sees as fundamental the continual investment into new and innovative security solutions ensuring that they answer to the current market needs and demands of the customer.

Magal invested a total of 7.3% of 2002 revenues in the development of new products, expanding the capabilities of existing products and making custom changes for specific projects.

Magal maintains a perfect balance between being a stable and established company and one that is constantly developing new and innovative security solutions to the highest standards.



Shareholders' Equity
30,899
32,700
35,031
35,000
34,000
33,000
32,000
31,000
30,000
29,000
28,000

FINANCIAL HIGHLIGHTS

(US Dollars in thousands except per share data)

Year Ended December 31,	2002	2001	2000	1999	1998
Revenues	42,966	41,020	38,571	31,967	32,105
Gross profit	19,042	19,515	18,048	15,274	15,467
Operating income	2,334	3,579	3,283	2,674	2,817
Net Income	1,888	3,167	2,889	*2,288	2,263
Diluted earnings per share	0.24	0.41	0.38	*0.31	0.31
Weighted average number of shares Outstanding during the year (in thousands)	7,834	7,694	7,525	7,473	7,341
Working Capital	15,827	18,391	20,288	15,520	18,832
Total assets	59,741	53,347	48,867	43,178	43,579
Shareholders' equity	35,031	32,700	30,899	28,874	27,186

* *Before equity in losses of affiliate.*



Operating & Net Income
Operating Income
Net Income
2,889
3,283
3,167
3,579
1,888
2,334
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002



Revenues
32,105
31,967
38,571
41,020
42,966
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002

DEAR SHAREHOLDERS,

The year 2002 started with high market expectations as the tragic events of September 11 exposed far-reaching safety concerns and underlying demand for security systems. However, the expected increase in orders did not materialize and projects in the U.S. that were being negotiated were frozen. The primary reason for the delay related to action and budget decisions expected from the U.S. Office of Homeland Security, which did not occur until the end of the year when a US$38 billion budget was approved. Despite this, as a result of the strength of our ongoing business, we produced record revenues of US$43 million.



Mr. Jacob Even-Ezra
Chairman of the Board & CEO

Net income for the year declined by 40 percent to US$1.9 million, from US$3.2 million in 2001. The decline in net income was primarily caused by costs associated with the establishment of our New York-based subsidiary, Smart Interactive Systems (SIS). Excluding losses generated by SIS, net income for 2002 would have reached US$3.4 million compared with US$3.8 million in 2001, a decrease of only 11 percent.

SIS was established in 2001 to meet the growing need for real-time video monitoring security services. By targeting the higher margin commercial, industrial and residential market for these services, Magal is building a profitable platform for continued growth. During 2002, SIS continued to increase the volume of its operation, and we expect that it will reach breakeven by the end of 2003 and will be profitable and accretive to earnings in 2004.



We also continued to focus on penetrating the security market in Southeast Asia. Since opening our marketing office in China in 2001, we have significantlly increased our business in this region. In fact, during 2002 Magal initiated projects with several security installations in Southeast Asia, including correctional facilities, electrical sub-stations, communications sites and power plants. We are encouraged by the potential for future orders and we look forward to expanding our business in this promising market.

In addition, we continued to offer comprehensive turnkey solutions through our security management system, MagNet. For example, in May, we were awarded a US$4 million contract to protect thousands of communications nodes which are part of an extensive Wide Area Network in India. In April, our Canadian subsidiary, Senstar-Stellar Corporation received a US$2.2 million contract to protect Canadian correctional institutions and towards the end of the year, we finalized negotiations for a US$16 million project to protect Otopeni Airport in Romania.

We believe that the growth of the turnkey market represents an attractive opportunity for Magal. Through our flexibility in customizing medium and small-sized turnkey projects, we are well positioned to provide efficient security solutions tailored to our clients' needs.

In September 2002, we once again demonstrated our leadership in perimeter security systems, our core business, after winning 80 percent of the bids issued by the Israeli Ministry of Defense (MOD) to supply electronic detection systems for the seam line between Israel and the West Bank. The majority of this US$15 million contract will be executed during 2003 and will be reflected in our revenues for the year. We are proud to have been chosen for this important task and proud that our systems continue to meet the strict Israeli MOD requirements.

Additionally, during 2002 Mr. Jacob Perry joined our Board of Directors. Immediately prior to joining Magal's Board, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator, having assumed this position in 1995. For the previous 29 years, he served in various positions at the Israeli General Security Service (GSS), where he was Chief of the GSS from 1988 to 1995. Mr. Perry served as a member of the Company's Board of Directors from September 1995 to the end of 1996, and we are very pleased to have him back in this position. Today Mr. Perry serves as the Chairman of the Board of Directors of Lipman Electronic Engineering and United Mizrahi Bank Ltd. His experience and knowledge are valuable assets, which will substantially contribute to Magal's continued growth.

Looking Ahead

Based on the success of these initiatives and our record current order backlog, we have every reason to believe that 2003 will be stronger than the year we have just completed. In fact, the contracts we have been awarded in the first quarter of 2003 demonstrate our increasingly strong position in the global security markets as a provider of turnkey solutions.

For example, the use of Magal's perimeter security system for the protection of airports has proven to be a growth business. Our US$16 million turnkey project for the protection of the Otopeni International Airport in Bucharest, Romania, scheduled for completion by the end of 2004, joins others such as O'Hare International Airport in Chicago, Korea's Kimpo and Inchon International Airports, as well as Israel's International Ben-Gurion Airport.

We also anticipate contracts related to the Homeland Security budget in the U.S. toward the end of 2003, as many projects get underway.

We remain committed to developing leading-edge technology and providing top of the line integration services to ensure the most effective and reliable security systems for our current and future clients. During 2003, we intend to launch two new products to broaden the potential of the security markets in which we already operate. These products will not substitute for our existing ones, but are aimed at new and different niches of the security market.

I would like to thank the Company's directors, management and employees for making this possible through their loyalty and dedication.

My thanks to all of you,



Jacob Even-Ezra,
Chairman of the Board & CEO



Mr. Izhar Dekel
President of Magal Security Systems, Ltd.



Mr. Brian G. Rich
President of Senstar-Stellar Corporation



Mrs. Martha A. Lee
President of Perimeter Products, Inc.



Mr. William J. Evenson
President of Senstar-Stellar, Inc.



Mr. Peter Goering
President of Senstar GmbH



BUILDING TODAY'S SECURITY SOLUTIONS WITH TOMORROW'S TECHNOLOGIES

Magal's main products can be divided into three groups: Perimeter Intrusion Detection Systems - Video Motion Detection Systems - Security Management Systems (SMS).

Perimeter Intrusion Detection Systems

Barrier Sensors

Barrier sensors are a two-in-one security solution. They provide both a physical barrier to intrusion and a sensor for detection. Taut-wire systems are an example of a barrier sensor that offers an almost zero False Alarm Rate (FAR) and unsurpassed Probability of Detection (PoD). These systems have virtually no environmental limitations and are able to provide reliable service for many years.

Volumetric Sensors

Volumetric sensors generate an invisible detection field locating the movement of intruders in the field. As the detection field is invisible, these systems are nearly always impossible to evade. Immune to most environmental conditions, our systems are suitable for and often used in sterile zones while being totally covert.



Fence-Mounted Sensors

Fence and wall-associated sensors are above-ground detection sensors attached to an existing fence or wall. An alarm is triggered when an intruder is detected or when vibration occurs due to cutting or climbing a metal fence.

Video Motion Detection Systems

A video motion detection system transforms the viewing-only ability of CCTV cameras into a tracking and alarm system. It analyzes movement in the field view of a static camera detecting intruders, and setting off an alarm. The video motion detector indicates the cause of the alarm by marking its path and position on the video monitor.

Security Management Systems - The total solution

Magal, using its many years of experience in the field, is now providing the total solution incorporating both outdoor and indoor security systems. Magal's Turnkey Security Projects provide a 'one-stop shop' including all stages starting from threat analysis and choice of hardware and software to operator training and testing. All systems selected by Magal (with the approval of the customer's security personnel) are integrated into Magal's Security Management System (SMS) — MagNet — an IP networks based, multi-operator graphic system. Magal ensures that all systems integrate with one another, perform to specifications, and are best suited to the client's needs and wishes.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002
IN U.S. DOLLARS

Table of Contents

Management's Discussion and Analysis

General

The Company's financial statements are denominated in US dollars.

Management considers the US dollar to be the primary currency in which the company operates and therefore, uses the US dollar as its functional currency.

During 2001 Magal established a new company, Smart Interactive Systems, Inc. (SIS), in New York, to participate in the new and growing market for real time video monitoring security services targeted at the higher-margin commercial, industrial and VIP residential market. Consequently, results for the period, were negatively impacted by the ramping up of operations of this new venture. However, SIS is performing in line with Magal's management expectations and it is expected to reach breakeven by the end of the year 2003.

Results of Operations

The following five-year summary presents financial highlights as a percentage of company's revenues:

Year Ended December 31,	**2002**	2001	2000	1999	1998
Revenues	**100%**	100%	100%	100%	100%
Cost of revenues	**56**	52	53	53	52
Gross Profit	**44**	48	47	47	48
R & D expenses, net	**7**	8	8	8	7
Selling & marketing expenses	**20**	19	18	18	18
General & Administrative expenses	**11**	12	12	13	14
Operating income	**6**	9	9	8	9
Financial income (expenses), net	**--**	--	(1)	--	(1)
Income before taxes and write-off of investment in affiliate	**6**	9	8	8	8
Taxes on income	**2**	1	1	1	1
Write- off of investment in affiliate	**--**	--	--	1	--
Net income (loss)	**4%**	8%	7%	6%	7%

Comparison of 2002 to 2001 and 2000

Revenues. The company's revenues were US$ 43.0 million, US$ 41.0 million and US$ 38.6 million in 2002, 2001 and 2000 respectively, an increase of 5% in 2002 as compared to 2001 and an increase of 6% in 2001 as compared to 2000.

Perimeter Systems. Revenues of perimeter systems were US$ 36.4 million, US$ 34.9 million and US$ 33.9 million in 2002, 2001 and 2000 respectively, an increase of 4% in 2002 as compared to 2001 and 3% in 2001 as compared to 2000.

Gross Profit. Gross profit in the year ended December 31, 2002 was US$ 19.0 million, compared to US$ 19.5 million and US$ 18.0 million in 2001, and 2000, respectively. The gross profit margin was 44.3%, 47.6% and 46.8% in 2002, 2001 and 2000, respectively.

Research and Development Expenses. Net research & development expenses were US$ 3.1 million, US$ 3.1 million and US$ 3 million in 2002, 2001 and 2000, respectively. R&D grants and credits in 2002 were US$ 0.6 million compared to US$ 0.3 million and US$ 0.2 million in 2001 and 2000.

Selling, General and Administrative Expenses. SG&A expenses were US$ 13.6 million, US$ 12.9 million and US$ 11.8 million in 2002, 2001 and 2000, respectively, representing 31.6%, 31.4%, and 30.6%, of revenues, respectively.

Operating Income. Operating income for 2002 decreased 35% to US$ 2.3 million, compared with US$ 3.6 million in 2001. Excluding the impact of SIS, operating income for the year decreased by 7% to US$ 3.9 million, compared with US$ 4.2 million in 2001. In 2001 operating income increased 9% to US$ 3.6 million compared with US$ 3.3 million in 2000.

Net Income. Net income for the year 2002 decreased 40% to US$ 1.9 million compared with US$ 3.2 million in 2001. Excluding losses generated by SIS, net income for the year decreased by 11% to US$ 3.4 million, compared to US$ 3.8 million in 2001. In 2001 net income increased 10% to US$ 3.2 million compared with US$ 2.9 million in 2000.

Quarterly Results of Operations

The following table presents unaudited consolidated quarterly financial information for each of the four quarters for the year ended December 31, 2002. This information has been prepared on the same basis as the audited consolidated financial statements.

(US Dollars in thousands, except per share data)

	Q1	Q2	Q3	Q4	FY
Revenues	**9,466**	**10,653**	**9,485**	**13,362**	**42,966**
Cost of sales	5,172	5,738	5,226	7,788	**23,924**
Gross profit	**4,294**	**4,915**	**4,259**	**5,574**	**19,042**
% Gross profit	**45.4%**	**46.1%**	**44.9%**	**41.7%**	**44.3%**
Operating Expenses :					
R & D - net	703	723	850	852	**3,128**
Selling expenses	1,760	2,279	1,984	2,619	**8,642**
G & A expenses	1,136	976	1,171	1,655	**4,938**
	3,599	**3,978**	**4,005**	**5,126**	**16,708**
Operating income	**695**	**937**	**254**	**448**	**2,334**
Financial income (expenses), net	100	71	109	(81)	**199**
Income before taxes	**795**	**1,008**	**363**	**367**	**2,533**
Taxes on income	195	298	144	8	**645**
Net income	**600**	**710**	**219**	**359**	**1,888**
no. shares (diluted)	7,628	7,876	7,840	7,763	**7,834**
EPS (diluted)	**0.08**	**0.09**	**0.03**	**0.05**	**0.24**

The company's operating results may be subject to significant fluctuations in future periods. The company's operating results for any particular quarter are not necessarily indicative of any future results. The company's quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size, mix of products and general economic conditions.

Liquidity and Capital Resources

Since our inception, and until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.

In March 1993, we raised a net total of US$ 9,837,000 from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised an additional US$ 9,440,000 from an offering of an additional 2,085,000 ordinary shares. The proceeds from these offerings are our main source of working capital.

We currently have credit lines totaling US$ 24 million in the aggregate. There are no restrictions as to our use of each of these credit lines. Our borrowings under these credit lines are generally denominated in U.S. dollars. However, we may occasionally have short-term NIS-denominated borrowings.

As of December 31, 2002, we had approximately US$ 4.0 million available under our credit lines.

Working capital for the year ended December 31, 2002 was US$ 15,827,000, compared to US$ 18,391,000 for the year ended December 31, 2001, and a current ratio of 1.9.

Cash and cash equivalents (including bank deposits) amounted to US$ 14,876,000 at December 31, 2002, compared to US$ 14,587,000 at December 31, 2001.

We used net cash from operations of US$ 2,574,000 for the year ended December 31, 2002, compared to US$ 368,000 for the year 2001 and net cash generated from operations of US$ 4,552,000 for the year ended December 31, 2000.

Purchase of property and equipment in 2002, 2001 and 2000 were US$ 1,459,000, US$ 1,158,000 and US$ 3,828,000, respectively. Capital expenditures in 2001 and 2002 were principally for acquisition of equipment for SIS. Capital expenditures in 2000 were principally for PPI's acquisition of its new facility in Fremont.

We believe that our current cash and cash equivalents, including bank deposits, and our expected cash flow from operations in 2003 will be sufficient to meet our planned and potential cash requirements in 2003.

Total assets as of December 31, 2002 amounted to US$ 59.7 million.

Shareholder's equity at year end reached US$ 35.0 million compared to US$ 32.7 million at December 31, 2001 representing 59% of total assets and a bank debt-to-equity ratio of 0.43.

Seasonality

The company's operating results are characterized by a seasonal pattern, with a higher volume of sales towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors: first, the company's customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; second, due to weather conditions, installations - and therefore revenues - are often postponed from the first quarter to following quarters.

Dividend Information

In 1998, our board of directors resolved to change our dividend payment policy and to recommend to our shareholders the payment of annual dividends on our ordinary shares amounting to between 25% and 33% of our net profits for the previous fiscal year. The board of directors recommended this policy change because we had accumulated sufficient cash and our operations had been generating a positive cash flow.

In each of 1999 and 2000, our board of directors recommended, and our shareholders approved, the payment of a cash dividend to our shareholders of $0.10 per ordinary share, representing approximately 32% of our net income before writing off the investment in our affiliate in each of 1998 and 1999. In 2001, our board of directors recommended, and our shareholders approved, the payment of a cash dividend to our shareholders of US$0.13 per ordinary share, representing approximately 33% of our net income in 2000.

In May 2002, our board of directors recommended a stock dividend of 3% of the issued shares.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar-linked NIS for most of our sales, while we incur a portion of our expenses in NIS.

In addition, since part of our sales are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %
1998	8.6	17.6	(9.0)
1999	1.3	(0.1)	1.3
2000	0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(12.3)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. During 2002, foreign currency fluctuations did not have a material adverse impact on our results of operations. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain sales and purchase transactions. During 2002 we did not enter into any such contracts and as of December 31, 2002, we had no derivative financial instruments.



Report of Independent Auditors

To the Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain wholly owned subsidiaries, which statements reflect total revenues of 11.4% of total consolidated revenues for the year ended December 31, 2000. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Kost, Forer and Gabbay

Tel-Aviv, Israel
February 10, 2003

KOST, FORER & GABBAY
A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2001	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	2,738	**2,519**
Short-term bank deposits (Note 11c)	8,289	**3,708**
Trade receivables:		
Related parties	58	**57**
Other (net of allowance for doubtful accounts - $ 192 in 2001 and $ 150 in 2002)	6,113	**9,076**
Unbilled accounts receivable	5,586	**7,691**
Other accounts receivable and prepaid expenses	575	**2,256**
Deferred income taxes	473	**602**
Inventories (Note 3)	8,549	**8,251**
Total current assets	32,381	**34,160**
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:		
Long-term trade receivables (Note 4)	2,213	**1,510**
Long-term bank deposits	3,560	**8,649**
Severance pay fund	1,592	**1,724**
Total long-term investments and trade receivables	7,365	**11,883**
PROPERTY AND EQUIPMENT, NET (Note 5)	8,550	**8,989**
INTANGIBLE ASSETS AND OTHER (Note 6)	1,318	**853**
GOODWILL (Note 6)	3,733	**3,856**
Total assets	53,347	**59,741**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2001	**2002**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit (Note 7)	5,355	**9,266**
Current maturities of long-term loans (Note 9)	909	**1,091**
Trade payables	3,394	**4,192**
Other accounts payable and accrued expenses (Note 8)	4,332	**3,784**
Total current liabilities	13,990	**18,333**
LONG-TERM LIABILITIES:		
Long-term loans (Note 9)	5,038	**4,698**
Accrued severance pay	1,619	**1,679**
Total long-term liabilities	6,657	**6,377**
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)		
SHAREHOLDERS' EQUITY (Note 12):		
Share capital:		
Ordinary shares of NIS 1 par value:		
Authorized: 9,748,000 and 19,748,000 shares at December 31, 2001 and 2002, respectively; Issued and outstanding: 7,363,866 and 7,666,370 shares at December 31, 2001 and 2002, respectively	2,583	**2,600**
Additional paid-in capital	21,670	**21,791**
Deferred stock compensation	(20)	**(3)**
Accumulated other comprehensive loss	(1,294)	**(1,006)**
Retained earnings	9,761	**11,649**
Total shareholders' equity	32,700	**35,031**
Total liabilities and shareholders' equity	53,347	**59,741**

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		
	2000	2001	2002
Revenues (Note 16)	38,571	41,020	**42,966**
Cost of revenues	20,523	21,505	**23,924**
Gross profit	18,048	19,515	**19,042**
Operating expenses:			
Research and development, net (Note 17a)	2,975	3,054	**3,128**
Sales and marketing, net	7,129	7,933	**8,642**
General and administrative	4,661	4,949	**4,938**
Total operating expenses	14,765	15,936	**16,708**
Operating income	3,283	3,579	**2,334**
Financial income (expenses), net (Note 17b)	(214)	40	**199**
Income before taxes on income	3,069	3,619	**2,533**
Taxes on income (Note 14)	180	452	**645**
Net income	2,889	3,167	**1,888**
Basic net earnings per share (Note 13)	0.39	0.42	**0.25**
Diluted net earnings per share (Note 13)	0.38	0.41	**0.24**

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Deferred shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income	Total shareholder equity
Balance as of January 1, 2000	72	2,472	19,313	(30)	(434)	7,481		28,874
Dividend paid	-	-	-	-	-	(722)		(722
Exercise of share options	-	6	48	-	-	-		54
Deferred stock compensation	-	-	113	(113)	-	-		
Amortization of deferred stock compensation	-	-	-	85	-	-		85
Comprehensive income:								
Net income	-	-	-	-	-	2,889	2,889	2,889
Foreign currency translation adjustments	-	-	-	-	(281)	-	(281)	(281
Total comprehensive income							2,608	
Balance as of December 31, 2000	72	2,478	19,474	(58)	(715)	9,648		30,899
Dividend paid	-	-	-	-	-	(942)		(942
Exercise of share options	-	19	125	-	-	-		144
Exercise of warrants	-	11	(11)	-	-	-		
Purchase of deferred shares	(72)	-	11	-	-	-		(61
Deferred stock compensation	-	-	34	(34)	-	-		
Amortization of deferred stock compensation	-	-	-	72	-	-		72
Stock dividend	-	75	2,037	-	-	(2,112)		
Comprehensive income:								
Net income	-	-	-	-	-	3,167	3,167	3,167
Foreign currency translation adjustments	-	-	-	-	(579)	-	(579)	(579
Total comprehensive income							2,588	
Balance as of December 31, 2001	-	2,583	21,670	(20)	(1,294)	9,761		32,700
Exercise of share options	-	13	125	-	-	-		138
Exercise of warrants	-	4	(4)	-	-	-		
Amortization of deferred stock compensation	-	-	-	17	-	-		17
Comprehensive income:								
Net income	-	-	-	-	-	1,888	1,888	1,888
Foreign currency translation adjustments	-	-	-	-	288	-	288	288
Total comprehensive income							**2,176**	
Balance as of December 31, 2002	**-**	**2,600**	**21,791**	**(3)**	**(1,006)**	**11,649**		**35,031**

The accompanying notes are an integral part of the consolidated financial statements.

22

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARTIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net income	2,889	3,167	**1,888**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,384	1,362	**1,096**
Gain on sale of property and equipment	(2)	(27)	**(15)**
Accrued interest on short and long term deposits	(620)	38	**(508)**
Amortization of deferred stock compensation	85	72	**17**
Decrease (increase) in trade receivables	648	(595)	**(2,861)**
Decrease in related parties receivables	50	65	**1**
Decrease (increase) in unbilled accounts receivable	883	(3,151)	**(2,101)**
Decrease (increase) in other accounts receivable and prepaid expenses	399	(4)	**(1,822)**
Decrease (increase) in deferred income taxes	(259)	(136)	**444**
Decrease (increase) in inventories	(2,925)	766	**400**
Decrease (increase) in long-term trade receivables	115	(2,213)	**705**
Increase (decrease) in other payables and accrued expenses	765	682	**(532)**
Increase (decrease) in trade payables	1,125	(392)	**786**
Accrued severance pay, net	15	(2)	**(72)**
Net cash provided by (used in) operating activities	4,552	(368)	**(2,574)**
Cash flows from investing activities:			
Purchase of short-term and long-term bank deposits	-	(674)	**-**
Proceeds from sale of property and equipment	31	48	**35**
Purchase of property and equipment	(3,828)	(1,158)	**(1,459)**
Purchase of know-how and patents	(265)	(18)	**(14)**
Net cash used in investing activities	(4,062)	(1,802)	**(1,438)**

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARTIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		
	2000	**2001**	**2002**
Cash flows from financing activities:			
Short-term bank credit, net	116	1,085	**3,911**
Proceeds from long-term bank loans	2,200	1,350	**-**
Principal payment of long-term bank loans	(584)	(180)	**(158)**
Purchase of deferred shares	-	(61)	**-**
Proceeds from exercise of employee stock options	54	144	**138**
Dividend paid	(722)	(942)	**-**
Net cash provided by financing activities	1,064	1,396	**3,891**
Effect of exchange rate changes on cash and cash equivalents	62	(67)	**(98)**
Increase (decrease) in cash and cash equivalents	1,616	(841)	**(219)**
Cash and cash equivalents at the beginning of the year	1,963	3,579	**2,738**
Cash and cash equivalents at the end of the year	3,579	2,738	**2,519**
Supplemental disclosures of cash flows activities:			
Cash paid during the year for:			
Interest	857	925	**932**
Taxes	102	202	**1,415**

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

Magal Security Systems Ltd. ("the Company") and its subsidiaries ("the Group"), are engaged in the development, manufacturing and marketing of computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets in Israel and throughout the world. A majority of the Company's sales are made in U.S.A., Canada, Europe and Israel. During March 2001, the Company established Smart Interactive Systems, Inc., in order to meet the growing need for real time video monitoring security services.

As for major customer data, see Note 16b.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

Most of the Company and certain subsidiaries' revenues are generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52 "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. **Principles of consolidation:**

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d. **Cash equivalents:**

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. **Short-term and long-term bank deposits:**

The Company classifies bank deposits with maturities of more than three months and less than one year as short-term deposits. Deposits with maturities of more than one year are classified as long-term deposits. Short-term and long-term deposits are presented at cost, including accrued interest.

The deposits are in U.S. dollars and the weighted average interest rate in 2002 for short-term and long-term bank deposits was 4%, and 4.1%, respectively.

f. **Inventories:**

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, discontinued products, and for market prices lower than cost.

Cost is determined as follows:

Raw materials, parts and supplies - using the "first-in, first-out" method.

Work-in-progress - represents the cost of production in progress.

Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g. **Long-term trade receivables**

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

	%
Buildings	4
Machinery and equipment	10-33 (mainly at 10)
Motor vehicles	15
Promotional display	25-50
Office furniture and equipment	6-33
Leasehold improvements	over the term of the lease

i. Impairment of long lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

j. Intangible assets:

Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets" ("APB No. 17"). Know-how is amortized over ten years, and patents are amortized over a period of ten years.

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

k. Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over a period of fifteen years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No, 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. The Company completed its first phase impairment analysis related to the adoption of Fas 142 during the first quarter of 2002 and its annual impairment test during the fourth quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by the Company.

	Year ended December 31,		
	2000	**2001**	**2002**
Net income:			
Reported net income	2,889	3,167	**1,888**
Goodwill amortization	336	404	**-**
Adjusted net income	3,225	3,571	**1,888**
Reported basic net earnings per share	0.39	0.42	**0.25**
Reported diluted net earnings per share	0.38	0.41	**0.24**
Goodwill amortization	0.05	0.05	**-**
Adjusted basic net earnings per share	0.44	0.47	**0.25**
Adjusted diluted net earnings per share	0.43	0.46	**0.24**

l. Research and development costs:

Research and development costs, net of grants received, are charged to the statement of income as incurred.

m. Warranty costs:

The Company provides a warranty for up to 12 months, at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o. Revenue recognition:

The Company generates revenues mainly from long-term projects and also from sales of products and rendering maintenance services.

Revenues from long-term projects are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of income when they are reasonably determinable by management, on a cumulative catch-up basis.

According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", ("SAB No. 101"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Deferred revenue includes unearned amounts received under maintenance contracts but not yet recognized as revenues.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p. Advertising expenses:

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended 2000, 2001 and 2002, were $ 354, $ 349 and $ 372, respectively.

q. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables.

The Company's cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no off balance sheet concentration of credit risk such as foreign exchange contracts option contracts or other foreign hedging arrangements.

r. Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Pro-forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% and 3%, respectively, dividend yields of 3% for each year, a volatility factor of the expected market price of the Company's Ordinary shares of 0.556 and 0.628, respectively, and a weighted average life of the option of two years.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Pro-forma net information under FASB-123:

	Year ended December 31,		
	2000	**2001**	**2002**
Net income as reported	2,889	3,167	**1,888**
Add: stock based compensation as reported	85	72	**17**
Deduction: total stock-based compensation determined under fair value based method for all awards	218	238	**246**
Pro-forma net income	2,756	3,001	**1,659**
Pro-forma basic net earnings per share	0.37	0.40	**0.22**
Pro-forma diluted net earnings per share	0.36	0.39	**0.22**

s. **Royalty-bearing grants:**

Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants recognized amounted to $ 25, $ 0 and $ 318 in 2000, 2001 and 2002, respectively.

The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t. **Severance pay:**

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 225, $ 241 and $ 60, respectively.

u. **Fair value of financial instruments:**

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, short-term bank credit, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of the Company's long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's investment rates for similar type of investment arrangements.

The fair value of the Company's long-term borrowing arrangements was estimated using discounted cash flow analyses. Based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

v. **Basic and diluted earnings per share:**

Basic earnings per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

x. Impact of recently issued accounting standards:

In June 2002, the FASB issues SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003. The Company will adopt this new accounting effective July 1, 2003. The Company is currently evaluating the impact of this change.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003, have been included in the accompanying financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. "This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

NOTE 3:- INVENTORIES

	December 31,	
	2001	2002
Raw materials	5,269	**4,702**
Work in progress	1,255	**1,242**
Finished products	2,025	**2,307**
	8,549	**8,251**

U.S. dollars in thousands (except share and per share data)

NOTE 4:- LONG-TERM TRADE RECEIVABLES

The Company signed an agreement with a customer, according to which the payments schedule is for a period ending February, 2005.

As of December 2002, the aggregate annual maturities of the long-term trade receivables are as follows:

2003	1,284
2004	1,284
2005	226
	2,794
Less - current maturities	1,284
	1,510

NOTE 5:- PROPERTY AND EQUIPMENT

a. **Comprised as follows:**

	December 31,	
	2001	**2002**
Cost:		
Land and buildings	7,717	**7,846**
Machinery and equipment	2,782	**3,406**
Motor vehicles	1,288	**1,333**
Promotional display	2,624	**2,895**
Office furniture and equipment	1,952	**2,186**
Leasehold improvements	24	**23**
	16,387	**17,689**
Accumulated depreciation:		
Buildings	1,500	**1,744**
Machinery and equipment	2,149	**2,416**
Motor vehicles	618	**608**
Promotional display	2,011	**2,229**
Office furniture and equipment	1,537	**1,682**
Leasehold improvements	22	**21**
	7,837	**8,700**
Depreciated cost	8,550	**8,989**

b. Depreciation expenses amounted to $ 743, $ 858 and $ 1,014 for the years ended December 31, 2000, 2001 and 2002, respectively.

c. As for charges, see Note 11.

U.S. dollars in thousands (except share and per share data)

NOTE 6:- GOODWILL, INTANGIBLE ASSETS AND OTHER

a. **Intangible assets:**

	December 31,	
	2001	**2002**
Original amounts:		
Know-how	1,502	**1,502**
Patents	1,884	**1,913**
	3,386	**3,415**
Accumulated amortization:		
Know-how	1,212	**1,267**
Patents	1,765	**1,806**
	2,977	**3,073**
Amortized cost	409	**342**

b. **Other:**

Deferred income taxes	909	**511**
	1,318	**853**

Amortization expenses amounted to $ 305, $ 100 and $ 82 for the years 2000, 2001 and 2002, respectively.

c. **Goodwill:**

	December 31,	
	2001	**2002**
Original amounts	5,257	**5,443**
Accumulated amortization	1,524	**1,587**
	3,733	**3,856**

Amortization expenses amounted to $ 336, $ 404 and $ 0 for the years 2000, 2001 and 2002, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHORT-TERM BANK CREDIT

a. As of December 31, 2002, the Company and its subsidiaries have authorized credit lines totaling $ 24,000, and unused credit lines in the amount of $ 3,975.

The Company has undertaken to maintain the following financial ratios and terms in respect of its short-term and long-term bank credit and loans:

1. A ratio of at least 40% of shareholders' equity out of the total balance sheet.
2. Minimal annual net income in the amount of $ 1,000.
3. That the same shareholders maintain the core of control in the Company.

As of December 31, 2002, the Company was in compliance with these ratios.

	Linkage terms	Interest rate 2001	Interest rate 2002	December 31, 2001	December 31, 2002
		%			
Bank	U.S. $	3.10	**2.28**	1,000	**500**
Bank	U.S. $	2.62-2.87	**2.87-3.25**	1,950	**4,600**
Bank	Canadian $	Prime+0.5	**Prime+0.5**	31	**843**
Bank	NIS	Prime+0.5	**9.9-10.4**	2,374	**3,323**
				5,355	**9,266**

b. As for charges, see note 11.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2001	December 31, 2002
Employees and payroll accruals	1,488	**1,414**
Accrued expenses	1,901	**1,922**
Income tax payable	555	**124**
Government authorities	91	**-**
Other	297	**324**
	4,332	**3,784**

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:- LONG-TERM LOANS

	Linkage terms	Interest rate		December 31,	
		2001	2002	2001	2002
		%			
Bank (1)	U.S. $	7.87	**4.60**	2,500	**2,500**
Bank (2)	U.S. $	LIBOR+0.5	**LIBOR+0.5**	250	**250**
Bank (3)	U.S. $	3.68	**2.87**	500	**500**
Bank (4)	U.S. $	5.66	**5.66**	500	**500**
				3,750	**3,750**
Mortgage payable (5)	Canadian $	LIBOR+0.75	**LIBOR+0.75**	75	**-**
Mortgage payable (6)	U.S. $	8.25	**8.25**	2,122	**2,039**
				5,947	**5,789**
Less - current maturities				909	**1,091**
				5,038	**4,698**

As for financial ratios and terms in respect of long-term loans, see also Note 7a.

As for charges, see Note 11.

As of December 2002, the aggregate annual maturities of the long-term loans are as follows:

2003	1,091
2004	2,849
2005	1,849
	5,789

(1)Interest on the outstanding balance is due monthly. The note is due in one installment on April 1, 2004, extended from April 1, 2002.

(2)Interest on the outstanding balance is due each quarter. The note is due in one installment on April 2, 2004, extended from April 2, 2002.

(3)The note is due on April 2, 2003.

(4)The note is due on April 2, 2003.

(5)The mortgage is payable in equal quarterly installments of $ 25.2 thousand each, plus interest.

(6) The note is due in 18 quarterly installments of $ 64.7 thousand each, commencing from February 28, 2001 and thereafter, until a final payment of $ 1,806.6 on November 30, 2005.

U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a. **Royalty commitments to the Chief Scientist:**

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through the year 2002, the Company had obtained grants from Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") of $ 318 for certain research and development projects of the Company. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Royalties paid amounted to $ 86, $ 0 and $ 131 for the years ended December 31, 2000, 2001 and 2002, respectively.

As of December 31, 2002, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,538 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

Grants received for the years up to and including 2002, amounted to $ 310 and royalties paid during 2001 and 2002, amounted to $ 104 and $ 53, respectively. As of December 31, 2002, the aggregate contingent obligation amounted to $ 153.

c. **Lease commitments:**

The subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

2003	$ 117
2004	$ 105
2005	$ 69
2006	$ 30
	$ 321

Rental expenses amounted to $ 196, $ 122 and $ 183 in 2000, 2001 and 2002, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d. Guarantees:

1. As of December 31, 2002, the Company and its subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $ 4,616.
2. As of December 31, 2002, the Company obtained bank guarantees in the amount of $ 262, in order to secure a credit facility of a subsidiary.
3. As of December 31, 2002, the Company obtained bank guarantees in an amount of $2,039 in order to secure mortgage payable by a subsidiary.
4. As of December 31, 2002, the Company and its subsidiaries issued a letter ofcredit in the amount of $ 88, as per the suppliers' demand.

e. Legal proceedings:

In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $ 1.6 thousand. The Company filed a counter-claim for the balance of approximately $ 1.35 thousand. The Company recorded an accrual regarding this lawsuit of approximately $ 1.2 thousand, which is an appropriate liability as estimated by the Company's management and its legal counsel.

In addition, during 2002, several claims were filed against the Company by competitors in the sector concerning the Company's winning a specific tender. The main claim was that the conditions for the tender gave an advantage to the Company. The Company filed a counter claim alleging that the competitors delayed in filing their claim.

The request to cancel the tender is still being deliberated by the court. According to the Company's legal counsel, the Company has good defenses against the aforementioned claims, therefore, no allowance was recorded in the financial statements.

NOTE 11:- CHARGES

As collateral for all of the Company and its subsidiaries' liabilities to banks:

a. A fixed charge has been placed on the Company's property.

b. The Company agreed not to pledge any of its assets without the consent of several banks.

c. A fixed charge in the amount of $ 3,250 has been placed on the Company's bank deposits.

d. The Company's subsidiary has two notes payable in the aggregate amount of $ 1,000 due on April 2, 2003, collateralized by substantially all of the subsidiary's assets, and a $ 2,039 mortgage note payable, collateralized by a first mortgage on the land and building.

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY

a. Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are traded on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange ("TASE"). The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b. Deferred shares:

Prior to the Company's Initial Public Offering in 1993, the Company's existing shareholders agreed to put into escrow 252,000 (after taking into account the effect of the stock dividend) of the Ordinary shares held by them and to convert all, or a portion, of such escrowed shares into "Deferred shares", in the event that specified audited after tax net income levels were not achieved by the Company in each of the three fiscal years in the period ended December 31, 1995.

Since the Company did not achieve such levels of net income, 252,000 Ordinary shares have been converted into Deferred shares of NIS 1 par value each. The deferred shares entitle their holders, upon the liquidation of the Company, to the par value of these shares, but confer no other rights.

During 2001, the Company registered its shares in the Tel-Aviv Stock Exchange. Pursuant to the Israeli Security Law, the Company was required to cancel all its Deferred shares. The annual general meeting that was held on May 16, 2001 approved the purchase of 252,000 Deferred shares by the Company at their nominal value and to remove them from the Company's registered, issued and outstanding share capital.

c. Stock Option Plan:

On February 25, 1993, the Company's Board of Directors authorized a stock option plan (the "plan"), under which options may be granted to employees, directors, officers and consultants of the Company or its subsidiaries.

According to the plan, the exercise price shall be at least 75% of the average of the closing prices of the shares of the Company on the NASDAQ National Market during the 90 days period preceding such grant. The plan was supposed to be terminated on February 25, 2001.

On May 31, 2000, the Company's Board of Directors approved an extension period to the plan in which options may be granted to employees until February 2005. Stock options that have not been exercised will expire, in any case, after five years from the date of grant. All the options have a vesting period of two years. Any options that are cancelled or forfeited before expiration become available for future grant.

During 2000, the Company's board of directors and the general meeting of shareholders, also approved an increase in the number of options that may be granted to employees by 250,000 options, and during 2002, was increased by another 500,000 options.

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

Under the plan, stock options will be periodically granted in accordance with the decision of the Board of Directors of the Company (or a committee appointed by them). The Board of Directors has the authority to determine the amount of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option.

A summary of the Company's stock options activities in 2000, 2001 and 2002, is as follows:

		Options outstanding			
	Available for grant	Number of options outstanding	Range of exercise price	Weighted average exercise price	Market price at the date of grant
Balance at January 1, 2000	160,200	191,325	2-2.36	2	-
Options granted	(94,000)	94,000	2.36	2.36	3.563
Options forfeited	-	(500)	-	-	-
Options available for grant	250,000	-	-	-	-
Options exercised	-	(27,525)	2	2	-
Balance at December 31, 2000	316,200	257,300	2-2.36	2.09	-
Options granted	(234,400)	234,400	2.43-5.62	5.27	5.42
Options exercised	-	(79,300)	1.61-2	1.80	-
Balance at December 31, 2001	81,800	412,400	1.61-5.62	3.93	-
Options available for grant	500,000	-	-	-	-
Options forfeited	1,648	(1,648)	-	-	-
Options granted upon stock dividend	2,454	11,232	-	-	-
Options exercised	-	(63,750)	2-2.36	2.17	-
Balance at December 31, 2002	**585,902**	**358,234**	**1.61-5.62**	**4.23**	**-**

The weighted average fair values of options granted during the years ended December 31, 2000, 2001 and 2002, were:

	For exercise price on the grant date that:					
	Equals market price			Less than market price		
	Year ended December 31,			Year ended December 31,		
	2000	2001	2002	2000	2001	2002
Weighted average exercise prices	-	5.62	-	2.36	2.69	-
Weighted average fair value on grant date		2.04	-	2.36	1.91	-

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2002 have been separated into ranges of exercise price as follows:

Options outstanding as of December 31, 2002	Exercise price	Remaining contractual life	Options exercisable as of December 31, 2002
		(in months)	
29,870	2	4	29,870
20,600	1.61	12	20,600
6,180	2.29	18	6,180
61,800	2.36	25	61,800
12,360	2.43	37	-
16,480	2.89	40	-
210,944	5.62	43	-
358,234	4.23		118,450

157,300, 84,000 and 118,450 options were exercisable on December 31, 2000, 2001 and 2002, respectively, with a weighted average exercise price of $ 1.85, $ 1.93 and $ 2.14.

The total employee stock compensation expenses recorded in 2000, 2001 and 2002, were $ 85, $ 72 and $ 17, respectively, and were amortized based on the vesting period.

d. **Dividends:**

Dividends, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

e. **Warrants to underwriters:**

In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase from the Company 200,000 Ordinary shares (the "underwriter warrants"). The underwriter warrants are initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($ 5.5) for a period of four years, commencing one year from the date of the 1997 Offering. The underwriter warrants contain provisions for adjustment of the exercise price and the number and type of securities issuable upon the occurrence of certain events.

As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis. The number of shares that were issued is 60,703 Ordinary shares of NIS 1 par value.

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

f. In May 2002, the Company's Board of Directors decided on a distribution of a 3% stock dividend. All basic net earnings per share data and diluted net earnings per share data have been retroactively adjusted to reflect the stock dividend.

g. In May 2002, the Company's Board of Directors decided on increase of the authorized Ordinary share capital to 19,748,000 shares of NIS 1 par value.

NOTE 13:- NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,		
	2000	2001	2002
Numerator:			
Net income	2,889	3,167	**1,888**
Denominator:			
Denominator for basic earnings per share - weighted-average number of shares outstanding	7,439,622	7,512,148	**7,637,356**
Effect of diluted securities:			
Employee stock options and warrants to underwriters	84,905	181,880	**196,759**
Denominator for diluted net earnings per share-adjusted weighted average shares and Assumed conversions	7,524,527	7,694,028	**7,834,115**
Basic net earnings per share	0.39	0.42	**0.25**
Diluted net earnings per share	0.38	0.41	**0.24**

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME

a. **Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, ("the law"):**

The Company has been granted the status of an "Approved Enterprise" under the law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from the second program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

   The period of benefits under this program began in 1994 and will terminate in 2003.

   The Company received final status of "Approved Enterprise" for this expansion.

2. On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and accordingly, the Company's income from this program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

   The Company had completed its investment program and, accordingly, the period of benefits under this program began in 1998 and will terminate in 2007.

3. On August 13, 2001, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program has not yet begun.

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 36%.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 36%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%), and an income tax liability would be incurred of approximately $ 0.7 thousand.

b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel, are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price index ("CPI"). As explained in Note 2b the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

c. Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

d. **Israeli tax reform:**

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132) 5762-2002, known as the tax reform, became effective. The tax reform changed the Israeli tax system from a territorial tax method into a personal tax method on a global basis.

e. **A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:**

	Year ended December 31,		
	2000	2001	2002
Income before taxes as reported in the statements of income	3,069	3,619	**2,533**
Tax rates	36%	36%	**36%**
Theoretical tax expense	1,105	1,303	**912**
Increase (decrease) in taxes:			
Tax adjustments in respect of inflation in Israel	-	214	**11**
Non-deductible items, net	(126)	75	**(24)**
Unrecognized tax losses	-	-	**442**
Realized benefit of prior year's losses	(371)	-	**-**
Tax exemption applicable to "Approved Enterprises" and exempted income	(126)	(928)	**(293)**
Tax credits	(256)	-	**-**
Taxes in respect of prior years	-	(200)	**(279)**
Other	(46)	(12)	**(124)**
Taxes on income in the statements of income	180	452	**645**
Net earnings per share amounts of the tax benefit from the exempt income:			
Basic and diluted	0.02	0.12	**0.04**

The tax rates of the Company's subsidiaries range between 35%-42%.

f. **Taxes on income included in the statement of income:**

	Year ended December 31,		
	2000	2001	2002
Current taxes:			
Domestic	365	500	**269**
Foreign	74	138	**211**
Deferred income taxes:			
Domestic	-	(39)	**(30)**
Foreign	(259)	53	**474**
Taxes in respect of prior years:			
Domestic	-	(200)	**(279)**
Taxes on income	180	452	**645**

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

g. **Deferred income taxes:**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,	
	2001	2002
Operating loss carryforwards	424	**1,409**
Reserves and allowances	1,988	**1,308**
Total deferred assets before valuation allowance	2,412	**2,717**
Valuation allowance	(1,030)	**(1,604)**
Net deferred tax assets	1,382	**1,113**
Domestic	39	**69**
Foreign	1,343	**1,044**
	1,382	**1,113**

h. **The domestic and foreign components of income before taxes are as follows:**

	Year ended December 31,		
	2000	2001	2002
Domestic	2,424	3,320	**2,217**
Foreign	645	299	**316**
	3,069	3,619	**2,533**

i. **Investment tax credit:**

One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year of 2002, the subsidiary recognized $ 304 of investment tax credits as a reduction of research and development expenses.

In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $ 618, which will expire at various dates from 2006 through 2011.

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

j. Net operating losses carryforwards:

As of December 31, 2002, the Company's subsidiaries in the U.S, Latin America and the United Kingdom had total net available carryforward tax losses of approximately $ 3,625.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2002, net operating losses from subsidiaries in U.S. are approximately $ 2,733.

NOTE 15:- RELATED PARTIES TRANSACTIONS

	Year ended December 31,		
	2000	**2001**	**2002**
Sales to related party	211	261	**111**

In addition, see Note 12b.

NOTE 16:- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

a. The Company develops, manufactures, markets and sells complex computerized security systems on a worldwide basis. These products are grouped into three major categories which represent the Company's operating and reportable segments as follows:

1. Perimeter Security Systems - The Company's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems and field disturbance sensors.

2. Security Turnkey Projects - The Company is executing turnkey projects under the Company's security management system, and acting as integrator.

3. Video monitoring services - The Company supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

The data is presented in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information".

U.S. dollars in thousands (except share and per share data)

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

a. The following data present the revenues, assets and other data of the Company's operating segments:

	Year ended December 31,													
	2000				2001					2002				
	Perimeter	Projects	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total
Revenues	33,910	3,802	859	**38,571**	34,893	5,004	142	981	**41,020**	36,435	5,340	238	953	**42,966**
Depreciation and amortization	1,330	6	48	**1,384**	1,304	9	28	21	**1,362**	927	9	149	11	**1,096**
Operating income, before financial expenses and taxes on income	2,473	1,234	(424)	**3,283**	2,583	2,478	(626)	(856)	**3,579**	2,316	2,656	(1,556)	(1,082)	**2,334**
Financial expenses (income), net				**214**					**(40)**					**(199)**
Taxes on income				**180**					**452**					**645**
Net income				**2,889**					**3,167**					**1,888**

	December 31,													
	2000				2001					2002				
	Perimeter	Projects	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total
Segment assets	12,500	27	58	**12,585**	11,911	18	324	30	**12,283**	12,066	30	728	21	**12,845**

U.S. dollars in thousands (except share and per share data)

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

b. **Major customer data (percentage of total revenues):**

	Year ended December 31,		
	2000	2001	2002
Israeli Ministry of Defense and the Israeli Defense Forces	24.4%	22.5%	**15.9%**
The state concern civil aviation airlines "AZAL"	2.0%	10.5%	**1.8%**

c. **Geographical information:**

The following is a summary of revenues within geographic areas based on end customer's location and long lived assets:

	Year ended December 31,		
	2000	2001	2002
1. Revenues:			
Israel	13,150	13,135	**11,350**
Europe	6,126	5,420	**6,399**
USA	10,721	11,358	**12,641**
Azerbaijan	789	4,577	**756**
Canada	1,860	2,035	**4,324**
Others	5,925	4,495	**7,496**
	38,571	41,020	**42,966**
2. Long-lived assets:			
Israel	3,664	3,623	**3,566**
Europe	776	666	**786**
USA	5,886	5,812	**6,160**
Canada	2,238	2,133	**2,286**
Others	21	49	**47**
	12,585	12,283	**12,845**

U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

a. **Research and development expenses, net:**

	Year ended December 31,		
	2000	**2001**	**2002**
Expense	3,173	3,331	**3,750**
Less - royalty-bearing grants and investment tax credit	198	277	**622**
	2,975	3,054	**3,128**

b. **Financial income (expenses), net:**

	2000	2001	2002
Financial expenses:			
Interest on long-term debt	(294)	(398)	**(371)**
Interest on short-term bank credit	(650)	(502)	**(640)**
Foreign exchange losses	(53)	(42)	**(6)**
	(997)	(942)	**(1,017)**
Financial income:			
From interest	783	705	**732**
Foreign exchange gains	-	277	**484**
	783	982	**1,216**
	(214)	40	**199**

NOTE 18:- SUBSEQUENT EVENTS

In May 2003, the Company's Board of Directors decided to distribute a 3% stock dividend. This decision has not yet been approved by the annual general meeting of shareholders.

CORPORATE HEADQUARTERS:

Magal Security Systems, Ltd.
P.O. Box 70, Industrial Zone,
56100, Yahud, Israel
Phone: 972-3-5391444
Fax: 972-3-5366245
E-Mail: magalssl@trendline.co.il
Website: www.magal-ssl.com

SUBSIDIARIES:

Senstar-Stellar Corporation
119 John Cavanaugh Rd.
Pri-Tech Industrial Park,
Carp, Ontario, Canada K0A 1L0
Phone: 1-613-839 5572
Fax: 1-613-839 5830
E-Mail: info@senstarstellar.com
Website: www.senstarstellar.com

Senstar-Stellar, Inc.
43184 Osgood Rd.
Fremont CA, 94539, USA
Phone: 1-510-440 1000
Fax: 1-510-440 8686
E-Mail: usinfo@senstarstellar.com

Senstar-Stellar, Ltd.
Orchard House
Evesham Road
Broadway, Worcestershire WR12 7HU
United Kingdom
Phone: 44-1386-834 433
Fax: 44-1386- 834 477
E-Mail: Senstaruk@senstarstellar.com

Senstar GmbH
Riedheimer Str. 8
D-88677 Markdorf
Germany
Phone: 49-7544-959 10
Fax: 49-7544 - 959 129
E-Mail: info@senstar.de

Senstar-Stellar Latin-America, S.A de C.V
Pradera No. 214
Col. Pradera,
Cuernavaca, Morelos
62170 Mexico
Phone: 52-777-313 0288
Fax: 52-777-317 0364
E-mail: sstarlat@infosel.net.mx

Perimeter Products, Inc.
43180 Osgood Rd.
Fremont CA, 94539, USA
Phone: 1-510-249 1450
Fax: 1-510-249 1540
E-Mail: mkt@perimeterproducts.com
Website: www.perimeterproducts.com

Smart Interactive Systems, Inc.
36-36 33rd Street
Long Island City,
NY 11106, USA
Phone: 1-718-706-9600
Fax: 1-718-706-0777
Website: www.smartinteractive.com

Magal Security Systems, Ltd.
Shanghai Office
9FC, No. 233 Zhen Ning Road
Shanghai,
China PC 200050
Phone: 86-21-62110172
Fax: 86-21-62117931
Email: magal-sh@sohu.com

Auditors:
Kost, Forer & Gabbay
A member of Ernst & Young International
3 Aminadav St., Tel Aviv 61575, Israel

Transfer Agent & Registrar:
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038, USA

Stock Listing
The Company's common stock is traded in the National Over-the Counter Market System (NASDAQ NM) and on Tel Aviv Stock Exchange (TASE) - Symbol: MAGS

Investor Relations Representative
Gal Investor Relations
3 Azrieli Center
Triangle Building, 38th floor
Tel Aviv 67023, Israel
Toll Free in the USA: 1-866-7046710
Phone: 972-3-6074717
Fax: 972-3-6074711
E-mail: galir@gal-ir.co.il

Design & Production: ***Studio Locker***

Annual Report 2002


MAGS
NASDAQ
LISTED

P.O. Box 70, Yahud, Industrial Zone 56100, Israel, Phone: 972-3-5391444, Fax: 972-3-5366245,
E-Mail: magalssl@trendline.co.il, Website: www.magal-ssl.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)



By: ______________________
Jacob Even-Ezra
Chairman of the Board and
Chief Executive Officer

Date: July 16, 2003

1166912.1